(As filed on June 20, 2003)
                                                             File No. 70-[_____]


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FIRSTENERGY CORP.
                              76 South Main Street
                                Akron, Ohio 44308

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
              _____________________________________________________

                                      NONE

 (Name of top registered holding company parent of each applicant or declarant)
             _______________________________________________________


            Leila L. Vespoli                  Douglas E. Davidson, Esq.
        Senior Vice President And             Thelen Reid & Priest LLP
             General Counsel                      875 Third Avenue
            FirstEnergy Corp.                 New York, New York 10022
          76 South Main Street
            Akron, Ohio 44308

                   (Names and addresses of agents for service)
            ________________________________________________________

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          A.   Background.
               ----------

          FirstEnergy Corp., a registered holding company (the "Applicant"), herein requests approval from the Commission pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to acquire a membership interest in PowerTree Carbon Company, LLC (the "Company"), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO2) from the atmosphere. The Applicant proposes to acquire such membership interest either directly or indirectly through one or more subsidiaries, including a new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest.

          The Applicant directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company, American Transmission Systems, Incorporated, Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, Pennsylvania Power Company, York Haven Power Company, and The Waverly Electric Power & Light Company, which together provide service to approximately 4.3 million retail and wholesale electric customers in a 37,200 square-mile area in Ohio, New Jersey, New York and Pennsylvania; and one gas utility subsidiary, Northeast Ohio Natural Gas Corp., which provides gas distribution and transportation service to approximately 5,000 customers in central and northeast Ohio. These companies are referred to herein collectively as the "Utility Subsidiaries." Certain of the Utility Subsidiaries own all or portions of the units at 16 electric generating stations in the United States having a combined generating capability of approximately 13,387 megawatts (MW).

          The Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy ("DOE"). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush's recent "Climate VISION" plan, or Climate, Voluntary Innovative Sector
Initiatives: Opportunities Now. Climate VISION is the first step in the President's policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO2 from the atmosphere and store it in tree biomass and roots and soil. The Bush Administration has also proposed, as part of its Global Climate Change program, the creation of transferable credits for measures which reduce greenhouse gas emissions.

          The Company has obtained commitments totaling approximately $3.5 million from approximately 25 electric utilities, electric utility holding companies and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO2 over the projects' 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters; and stabilizing soils. Two of the projects will involve purchase and donation of land to the U.S. Fish & Wildlife Service, while


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


other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO2 per acre by years 70 and 100, respectively, at a cost of less that $2.00 per ton.

          Unlike some earlier forestation projects that U.S. electricity generators have supported in the past, the Company is being formed as a for-profit limited liability company ("LLC"), which it is believed will allow carbon or CO2 reduction credits, if and when they become available, to be more readily transferred. The LLC structure will also allow the members of the Company to take advantage of tax benefits of land donation. Nevertheless, although formed as a for-profit LLC, the Company is essentially a passive medium for making investments in projects that are not expected to have any operating revenues, and will not engage in any active business operations.

          To the extent not exempt under Rule 43, the Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell all or a portion of its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant's investment or pro rata share thereof in the case of a sale of a portion of the Applicant's membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

          B.   Capital Contribution Commitments of Initial Members.
               ---------------------------------------------------

          The Applicant is one of eleven registered holding companies that have committed, either directly or through subsidiaries, to make capital contributions to the Company. The others are Ameren Corporation, American Electric Power Company, Inc., Cinergy Corp., Dominion Resources, Inc., Entergy Corporation, Exelon Corporation, Great Plains Energy Incorporated, PEPCO Holdings, Inc., Progress Energy, Inc., and Xcel Energy, Inc. Other energy companies that have committed to make capital contributions are: CLECO Corporation, The Detroit Edison Company, Duke Energy Corporation, Minnesota Power (a division of ALLETE, Inc.), OGE Energy Corp., Oglethorpe Power Corporation, Peabody Energy Corporation, Pinnacle West Capital Corporation, Public Service Electric and Gas Company, Public Service Company of New Mexico, Reliant Resources, Inc., Tennessee Valley Authority, TXU Corp., We Energies (the trade name of Wisconsin Electric Power Company and Wisconsin Gas Company), and Wisconsin Public Service Corporation. The amount of the commitments of the eleven registered holding companies is as follows:

     --------------------------------------------------------------------
     Name of Registered Holding          Total Capital Contribution
     Company                             Commitment
     --------------------------------------------------------------------
     Ameren Corp.                        $100,000
     --------------------------------------------------------------------
     American Electric Power Co.         $300,000
     --------------------------------------------------------------------
     Cinergy Corp.                       $100,000
     --------------------------------------------------------------------
     Dominion Resources, Inc.            $100,000
     --------------------------------------------------------------------
     Entergy Corp.                       $100,000
     --------------------------------------------------------------------


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


     --------------------------------------------------------------------
     Exelon Corp.                        $100,000
     --------------------------------------------------------------------
     FirstEnergy Corp.                   $100,000
     --------------------------------------------------------------------
     Great Plains Energy Inc.            $ 50,000
     --------------------------------------------------------------------
     PEPCO Holdings, Inc.                $ 50,000
     --------------------------------------------------------------------
     Progress Energy, Inc.               $100,000
     --------------------------------------------------------------------
     Xcel Energy, Inc.                   $100,000
     --------------------------------------------------------------------
                               Total     $1,200,000
     --------------------------------------------------------------------

          In the aggregate, the capital contribution commitments of the eleven registered holding companies represent approximately 35% of the commitments of all of the initial members.

          C.   Principal Terms of Operating Agreement.
               --------------------------------------

          Under the Company's Operating Agreement (Exhibit A hereto), the business and affairs of the Company shall be managed by its Board of Managers. Each member that commits to make a capital contribution of at least $100,000 is entitled to appoint one representative to the Board of Managers. In general, actions by the Board of Managers may be taken by a majority of the managers present at a meeting. However, certain actions of the Board of Managers or of any individual manager or any officer require authorization by a two-thirds vote of the full board. These include, among others actions: the sale, exchange or other disposition of any of the assets of the Company greater that $20,000 in value; the commencement of a voluntary bankruptcy proceeding; the declaration or making of any distributions to members; the incurrence of any indebtedness by the Company; capital expenditures exceeding $20,000; and the acquisition or lease of any real property and any sale of, donation, lease or sublease affecting real property owned by the Company.

          New members may be admitted to the Company only upon the unanimous approval of the then existing members. Upon admission of any new member, the percentage interests of existing members shall be reduced accordingly. A member may transfer all or a portion of its membership interest only upon receiving approval of two-thirds of the existing members, except that, without the prior approval of the other members, a member may transfer all or a part of its membership interest to an affiliate of such member or to any other member. A two-thirds vote of the members is also required for the election of officers of the Company. The members have equal voting rights, regardless of their percentage interests in the Company.

          The Operating Agreement provides that, so long as any member is a registered holding company or subsidiary company thereof, any voting rights in the Company received or otherwise obtained by such member equal to or exceeding 10% of the total outstanding voting rights in the Company shall be automatically (and without any requirement for consent on the part of the affected member) allocated to the other members in equal portions such that no registered holding company member will hold 10% or more of voting rights in the Company. In addition, any member may elect to limit its voting rights to less than 5% of the total voting rights in the Company, in which case the voting rights of such member or members equal to or exceeding 5% of the total voting rights in the Company would be automatically allocated in equal portions to the other members.


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


          The Operating Agreement further provides that each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company's efforts to which legal rights, if any, have been obtained ("Carbon Reductions") based on the member's percentage interest in the Company. A member may generally utilize such member's share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory program or transfer or assign such Carbon Reductions to one or more other persons.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          A.   General.
               -------

          Sections 9(a)(1) and 10 of the Act are applicable to the proposed acquisition of a membership interest in the Company, as well as to the acquisition of the securities of any new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest. The subsequent sale of all or a portion of the membership interest in the Company acquired by the Applicant to any associate company thereof is subject to Section 12(f) of the Act, but may be exempt under Rule 43.

          B.   Standards of Sections 9(a) and 10.
               ---------------------------------

          The transaction proposed herein involves an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and is therefore subject to the approval of this Commission under
Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.(1)

          The Commission has previously authorized new registered holding companies to retain, under the standards of Section 11(b)(1), interests in ventures formed to invest in start-up companies that offer products or services that will generate greenhouse gas emission reductions for submission to the DOE

----------

(1) See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff'd 444 F.2d 913 (D.C.Cir.1971).


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


as "Climate Challenge" credits pursuant to Title XVI of the Energy Policy Act of 1992.(2) Further, under Rule 58(b)(1)(ii), a registered holding company may, without the need for prior approval by the Commission (subject to certain investment limitations), acquire the securities of companies that engage in the "development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." (Emphasis supplied)

          The Applicant's proposed investment in the Company is intended to contribute positively to the national goal of reducing greenhouse gases through voluntary industry specific efforts. The forestation projects that the Company will fund have received strong backing from the DOE, Department of Agriculture and Department of Interior. Moreover, the proposed investment in the Company will provide the Applicant with a means to obtain carbon or CO2 reduction credits, if and when such credits become available.

          C. Compliance with Rule 54. The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

          The Applicant currently meets all of the conditions of Rule 53(a), except for clause (1). By order dated October 29, 2001, Holding Co. Act Release No. 27459 (the "Merger Order"), the Commission, among other things, authorized the Applicant to invest in EWGs and FUCOs so that the Applicant's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on the Applicant's consolidated retained earnings of $1.84 billion as of March 31, 2003, would be $920 million. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by the Applicant and GPU Inc.at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of the Applicant's operating utilities ("GenCo Investments").

----------

(2) See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

          As of March 31, 2003, and on the same basis as set forth in the Merger Order, the Applicant's aggregate investment in EWGs and FUCOs was approximately $1.31 billion,(3) an amount significantly below the $5 billion amount authorized in the Merger Order. Additionally, as of March 31, 2003, consolidated retained earnings were $1.84 billion. By way of comparison, the Applicant's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

          In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which the Applicant currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on the Applicant's consolidated capitalization resulting from the Applicant's investments in EWGs and FUCOs. As of December 31, 2002, the Applicant's consolidated capitalization consisted of 33% common equity, 1.7% cumulative preferred stock, 1.9% subsidiary
- obligated mandatorily redeemable preferred securities, 58.3% long-term debt and 5.1% notes payable. As of December 31, 2001, those ratios were as follows:
30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on the Applicant's capitalization. Further, since the date of the Merger Order, the Applicant's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's write downs of certain investments.(4)

          Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in the Applicant's level of earnings from EWGs and FUCOs.

          The Utility Subsidiaries are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior unsecured debt. The following chart includes a breakdown of the senior, unsecured credit ratings for those Utility Subsidiaries that have ratings:

----------

(3) This $1.31 billion amount represents Current Investments only. As of March 31, 2003, the Applicant had no Genco Investments.

(4) At the time of the Merger Order, the Applicant identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon Energy Partners Holdings ("Avon"), a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and GPU Empresa Distribuidora Electrica Regional S.A. and affiliates ("Emdersa"), an electric distribution business in Argentina. In May 2002, the Applicant sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. Additionally, the Applicant did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the Applicant's consolidated balance sheets. On November 1, 2002, the Applicant began consolidating the results of Emdersa's operations in its financial statements. In the fourth quarter of 2002, the Applicant recorded a one-time, after-tax charge of $88.8 million (comprised of $104.1 million in currency transaction losses arising principally from U.S. dollar denominated debt, offset by $15.3 million of operating income). In addition to the currency transaction losses, the Applicant recognized a currency translation adjustment in other comprehensive income of $91.5 million as of December 31, 2002. These accounting charges, in the aggregate, resulted in a $212.8 million decrease in the Applicant's consolidated capitalization of $21.55 billion as of December 31, 2002, which amount includes short-term borrowings.

     Subsidiary               Standard & Poors(5)    Moody's(6)    Fitch(7)

     Ohio Edison              BBB-                   Baa2          ---
     Cleveland Electric       BBB-                   Baa3          ---
     Toledo Edison            BBB-                   Baa3          BB
     Penn Power               BBB-                   Baa2          ---
     JCP&L                    BBB                    ---           ---
     Met-Ed                   BBB                    ---           ---
     Penelec                  BBB                    A2            BBB+

          The Applicant satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), the Applicant maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of the Applicant's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which the Applicant directly or indirectly holds an interest. With respect to Rule 53(a)(4), the Applicant will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE.
          ---------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission's order be issued as soon as practicable after the notice period and in any event not later than July 31, 2003 in order to accommodate the initial call of capital contributions by the Company. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

----------

(5)  Standard & Poor's Rating Services

(6)  Moody's Investors Service, Inc.

(7)  Fitch, Inc.


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


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

          A.   Exhibits.
               --------

               A    -    Draft of Operating Agreement of PowerTree Carbon
                         Company, LLC

               B    -    None

               C    -    Inapplicable

               D    -    None

               E    -    Inapplicable

               F-1  -    Opinion of Counsel for the Applicant.

               F-2  -    Opinion of Morris, James, Hitchens & Williams LLP.

               G    -    Form of Federal Register Notice

          B.   Financial Statements.
               --------------------

               (Deemed unnecessary because of the de minimis nature of the proposed transaction)

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.


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


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         FIRSTENERGY CORP.

                                         By: /s/ Harvey L. Wagner
                                                 ----------------
                                         Name:   Harvey L. Wagner
                                         Title:  Vice President and Controller


Date: June 20, 2003


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